UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 28, 2025

Date of Report (Date of earliest event reported)

QUANTERIX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38319	20-8957988
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

900 Middlesex Turnpike

Billerica, MA 01821

(Address of principal executive offices) (Zip Code)

(617) 301-9400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	QTRX	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

On April 28, 2025, Quanterix Corporation, a Delaware corporation (the “Company” or “Quanterix”), entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), by and among the Company, Wellfleet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (“Akoya”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Akoya (the “Merger”), with Akoya surviving such Merger as a wholly owned subsidiary of the Company. The A&R Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix, Merger Sub and Akoya (the “Original Merger Agreement”).

Merger Consideration

Under the A&R Merger Agreement, Quanterix and Akoya have agreed to revise certain terms of their previously announced merger transaction to provide that, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of Akoya (the “Akoya Common Stock”) outstanding immediately prior to the Effective Time (other than (x) shares held as of the Effective Time by the Company, Merger Sub, any direct or indirect wholly owned subsidiary of the Company or Akoya or by Akoya as treasury shares and (y) shares as to which a holder shall have properly demanded appraisal and not have withdrawn or lost such claim for appraisal (“Dissenting Shares”)) will be converted into the right to receive (a) 0.1461 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock” and the shares so delivered in respect of each share of Akoya Common Stock, the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding and (b) $0.38 in cash, without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”).

As of immediately prior to the Effective Time, each restricted stock unit in respect of shares of Akoya Common Stock (each, an “Akoya RSU”) that is outstanding and:

•	unvested immediately prior to the Effective Time (a “Rollover RSU”) will automatically be converted into an award of restricted stock units with respect to Per Share Merger Consideration such that the holder thereof will have the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU immediately prior to the Effective Time. Each Rollover RSU shall otherwise remain subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU immediately prior to the Effective Time, except that Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time will be so accelerated in accordance with such terms; and
•	vested immediately prior to the Effective Time (including after giving effect to the vesting acceleration referred to in the bullet above) will automatically be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU.

As of immediately prior to the Effective Time, each option to acquire shares of Akoya Common Stock (each, an “Akoya Option”) that is outstanding will, if unvested, become vested and:

•	if the per share exercise price for the shares underlying such Akoya Option is equal to or greater than the implied value of the Per Share Merger Consideration (as determined pursuant to the A&R Merger Agreement), will automatically terminate and be cancelled for no consideration; and
•	if the per share exercise price for the shares underlying such Akoya Option is less than the value of the Per Share Merger Consideration, will automatically terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Akoya Options as determined based on the aggregate excess of the per share exercise price of such Akoya Options divided by the value of the Per Share Merger Consideration.

The A&R Merger Agreement also provides that, in connection with the transactions contemplated by the A&R Merger Agreement, (i) the aggregate number of shares of Company Common Stock to be issued by the Company (including shares issuable upon vesting of Rollover RSUs after the Effective Time) will not exceed 19.99% of the issued and outstanding shares of Company Common Stock immediately prior to the Effective Time and (ii) the aggregate cash consideration to be paid by the Company (including cash payable upon vesting of Rollover RSUs after the Effective Time) will not exceed $20,000,000. If any of such limits were to be exceeded, the Exchange Ratio and the Per Share Cash Consideration, as the case may be, would be reduced, with a corresponding increase in the other component (to the extent such increase does not exceed the limitations described in the foregoing sentence).

Post-Closing Governance

The A&R Merger Agreement provides that, prior to the Effective Time, the board of directors of Akoya will nominate two members of the Company’s board of directors in replacement of two of the existing members of the Company’s board of directors (who must be from different classes of directors in the Company’s board of directors), who would resign as directors of the Company immediately prior to the Effective Time. The remaining members of the board of directors of the Company are expected to continue serving in such positions.

Conditions to the Merger

The obligation of Akoya and the Company to consummate the transactions contemplated by the A&R Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions, including: (i) the adoption of the A&R Merger Agreement by Akoya’s stockholders; (ii) the Company’s registration statement on Form S-4 (File No. 333-284932) having become effective after the filing of any required post-effective amendment as may be necessary in order to reflect the revised terms of the Merger as contemplated in the A&R Merger Agreement, and such registration statement not being subject to any stop order or action by the Securities and Exchange Commission (the “SEC”) seeking any stop order; (iii) the waiting period applicable to the Merger under the antitrust laws of the United States having expired or been terminated (which condition has already been satisfied based on the applicable filings made by the Company and Akoya with respect to the transactions contemplated in the Original Merger Agreement); (iv) the absence of laws or orders restraining the consummation of the Merger; and (v) the submission by the Company to The Nasdaq Global Market (“Nasdaq”) of a notification of the shares of Company Common Stock to be issued in connection with the Merger.

The transactions contemplated by the A&R Merger Agreement are not subject to any approvals by the Company’s stockholders. Accordingly, the Company will no longer be holding a special stockholder meeting in connection with the Merger.

Consummation of the transactions contemplated by the A&R Merger Agreement by Akoya, on the one hand, and by the Company, on the other hand, is subject to a number of other customary conditions, including: (i) the representations and warranties of the other party made in the A&R Merger Agreement being true and correct, subject to certain materiality standards contained in the A&R Merger Agreement, (ii) the other party having complied with and performed in all material respects all of their respective covenants and agreements under the A&R Merger Agreement; and (iii) the absence of any change, effect, event, circumstance, occurrence, state of facts or development having, or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of the other party and its subsidiaries, taken as a whole (subject to a number of customary exceptions set out in the A&R Merger Agreement).

Representations and Warranties; Covenants

The A&R Merger Agreement contains customary representations and warranties given by Akoya, the Company and Merger Sub. The Company and Akoya have also each made customary covenants in the A&R Merger Agreement, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger. The parties have generally agreed to use their respective reasonable best efforts to complete the Merger.

The A&R Merger Agreement also requires Akoya not to solicit or participate in any discussions or negotiations with any person making any proposal, offer or inquiry related to an alternative transaction. The board of directors of Akoya is also required to recommend to the Akoya stockholders that they approve the adoption of the A&R Merger Agreement, subject to certain customary exceptions. Prior to such approval by the Akoya stockholders, the board of directors of Akoya, may, subject to complying with certain procedures and a number of requirements set forth in the A&R Merger Agreement, change its recommendation to the Akoya stockholders with respect to the adoption of the A&R Merger Agreement, either:

•	in response to a bona fide unsolicited proposal for an alternative transaction, if the board of directors of Akoya determines (after consultation with its financial advisor and outside legal counsel) that the proposal constitutes a “Superior Proposal” (as defined in the A&R Merger Agreement), and that failure to take such action in response to such Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable law, in which case the Akoya board of directors may also decide to terminate the A&R Merger Agreement in order to enter into a definitive agreement with respect to such Superior Proposal, subject to payment of the termination fee described below; or
•	if an “Intervening Event” (as defined in the A&R Merger Agreement) occurs, and the board of directors of Akoya determines (after consultation with its financial advisor and outside legal counsel) that the failure to take such action in response to such Intervening Event would be inconsistent with the Akoya directors’ fiduciary duties under applicable law.

Termination and Termination Fee

The A&R Merger Agreement contains customary mutual termination rights for Akoya and the Company, including (i) if the Merger is not completed by August 31, 2025, (ii) in the event that a governmental authority issues a final order or enacts a law that permanently restrains, enjoins, makes illegal or prohibits the Merger or the other transactions contemplated in the A&R Merger Agreement and (iii) in the event that the stockholders of Akoya, at a meeting duly convened (or at any adjournment or postponement thereof), do not vote in favor of the adoption of the A&R Merger Agreement. Each party may also terminate the A&R Merger Agreement if the other party breaches its covenants, obligations, representations or warranties contained in the A&R Merger Agreement in a manner that would result in a failure to satisfy the closing conditions relating to such covenants, obligations, representations or warranties.

The Company may also terminate the A&R Merger Agreement (i) if the board of directors of Akoya changes its recommendation with respect to the adoption thereof by the Akoya stockholders and (ii) if Akoya materially breaches its obligations in the A&R Merger Agreement with respect to no solicitation or negotiations relating to alternative transactions, as described above. In addition, Akoya may terminate the A&R Merger Agreement if the board of directors of Akoya authorizes entry into a definitive agreement relating to a Superior Proposal.

Under the A&R Merger Agreement, Akoya will be required to pay a termination fee to the Company equal to $2,600,000 if the A&R Merger Agreement is terminated due to (i) the board of directors of Akoya having authorized entry into a definitive agreement relating to a Superior Proposal, (ii) Akoya having materially breached its obligations in the A&R Merger Agreement with respect to no solicitation or negotiations relating to alternative transactions, as described above, (iii) the board of directors of Akoya having changed its recommendation that the Akoya stockholders vote to approve the adoption of the A&R Merger Agreement or (iv) within 12 months of certain termination events, Akoya having consummated or entered into a definitive agreement relating to certain alternative transactions (which alternative transaction is consummated).

Additional Information

The foregoing description of the Merger and the A&R Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the A&R Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Akoya or the Company.

The A&R Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the A&R Merger Agreement reflect negotiations between the parties to the A&R Merger Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the A&R Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the entry into the Original Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the A&R Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the A&R Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Consent and Waiver under Existing Voting Agreement; Additional Voting Agreement

As previously announced, in connection with the execution of the Original Merger Agreement, the Company entered into a Voting and Support Agreement (the “Existing Akoya Voting Agreement”) with certain of Akoya’s stockholders.

In connection with the execution of the A&R Merger Agreement, on April 28, 2025, the Company entered into a Consent and Waiver (the "Akoya Stockholder Consent and Waiver") with certain of the Akoya stockholders who are party to the Existing Akoya Voting Agreement, including certain entities affiliated with Telegraph Hill Partners, certain entities affiliated with PSC Capital Partners and Akoya's directors and executive officers. Pursuant to the Akoya Stockholder Consent and Waiver, such Akoya stockholders consented to the entry into of the A&R Merger Agreement by the Company, Merger Sub and Akoya and the modifications effected thereby to the transactions originally contemplated by the Original Merger Agreement, and agreed with the Company to make certain technical amendments so that the terms of the Existing Akoya Voting Agreement are consistent with the terms of the A&R Merger Agreement. As a result of the Akoya Stockholder Consent and Waiver, the Akoya stockholders party thereto remain subject to their obligations under the Existing Akoya Voting Agreement as they relate to the A&R Merger Agreement, including, among other things, to (i) vote or cause to be voted all of their shares of Akoya Common Stock in favor of the adoption of the A&R Merger Agreement and (ii) during the Agreement Period (as defined in the Existing Akoya Voting Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of their shares of Akoya Common Stock other than with the consent of the Company.

The Existing Akoya Voting Agreement contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the A&R Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya Common Stock.

In addition, in connection with the execution of the A&R Merger Agreement, on April 28, 2025, the Company entered into a Voting and Support Agreement (the “Additional Akoya Voting Agreement” and, together with the Existing Akoya Voting Agreement as modified by the terms of the Akoya Stockholder Consent and Waiver, the “Akoya Voting Agreements”) with certain stockholders of Akoya affiliated with Blue Water Life Science Advisors in substantially the same form as the Existing Akoya Voting Agreement. Pursuant to the Additional Akoya Voting Agreement, the stockholders of Akoya party thereto have agreed, among other things, to (i) vote or cause to be voted all of their shares of Akoya Common Stock in favor of the adoption of the A&R Merger Agreement and (ii) during the Agreement Period (as defined in the Additional Akoya Voting Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of their shares of Akoya Common Stock other than with the consent of the Company.

The Additional Akoya Voting Agreement contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the A&R Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal, together with the shares of Akoya Common Stock subject to the same obligations under the Existing Akoya Voting Agreement, will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya Common Stock.

The shares of Akoya Common Stock owned by the Akoya stockholders subject to the Akoya Voting Agreements represented approximately 55.6% of the outstanding shares of Akoya Common Stock as of April 23, 2025.

The foregoing description of the Existing Akoya Voting Agreement, the Akoya Stockholder Consent and Waiver and the Additional Akoya Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the (i) Existing Akoya Voting Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 10, 2025, and incorporated herein by reference and (ii) Akoya Stockholder Consent and Waiver, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference and (iii) Additional Akoya Voting Agreement, which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Amendment to Securities Purchase Agreement

On April 28, 2025, Quanterix entered into Amendment No. 1 (the “SPA Amendment”) to the Securities Purchase Agreement, dated April 2, 2025 (as so amended, the “SPA”), with Akoya, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, one or more convertible promissory notes having an aggregate principal amount of up to $30,000,000 (the “Convertible Notes”). The SPA Amendment modifies the terms of the SPA to provide that Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the closing of the transactions contemplated by the A&R Merger Agreement and (b) August 31, 2025 if the A&R Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the closing of the transaction contemplated by the A&R Merger Agreement occurs on or prior to June 15, 2025, Akoya may not draw on the Convertible Notes. The remaining terms and conditions of the SPA remain substantially unchanged.

The description of the SPA Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the SPA Amendment, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On April 29, 2025, the Company and Akoya issued a joint press release announcing entry into the A&R Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with its entry into the A&R Merger Agreement, the Company may use slides in certain presentations with investors. The slides are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information in Item 7.01 of this Current Report (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information

In connection with the proposed Merger, Quanterix will file with the SEC a post-effective amendment to its registration statement on Form S-4 (as so amended, the “Registration Statement”), which will contain a preliminary proxy statement of Akoya and a preliminary prospectus of Quanterix (the “Proxy Statement/Prospectus”), and each of Quanterix and Akoya have, and may in the future, file with the SEC other relevant documents regarding the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED MERGER. A definitive copy of the Proxy Statement/Prospectus will be mailed to Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer.

Participants in the Solicitation

Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akoya in respect of the proposed Merger. Information about Akoya’s directors and executive officers is available in the Proxy Statement/Prospectus and in Amendment No. 1 to Akoya's Annual Report on Form 10-K for fiscal year ended December 31, 2024, filed with the SEC on April 28, 2025, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the definitive Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report on Form 8-K which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the Merger and the closing date for the Merger. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain approval of Akoya’s stockholders or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits and synergies of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Quanterix’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the Merger; the ability of Akoya to repay any Convertible Notes and other factors that may affect future results of Quanterix, Akoya and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Proxy Statement/Prospectus, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this Current Report are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 28, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc., and Akoya Biosciences, Inc.*
10.1	Consent and Waiver under the Voting and Support Agreement, dated as of April 28, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein.*
10.2	Amendment No. 1 to the Securities Purchase Agreement, dated as of April 28, 2025, by and between Quanterix Corporation and Akoya Biosciences, Inc.
10.3	Voting and Support Agreement, dated as of April 28, 2025, by and among Quanterix and certain stockholders of Akoya Biosciences, Inc. named therein.*
99.1	Joint Press Release of Quanterix Corporation and Akoya Biosciences, Inc., dated April 29, 2025.
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2025	QUANTERIX CORPORATION

	By:	/s/ Vandana Sriram
	Name:	Vandana Sriram
	Title:	Chief Financial Officer